82-4033

中遠投資(新加坡)有限公司

COSCO INVESTMENT (SINGAPORE) LIMITED

SINGAPORE

9 TEMASEK BOULEVARD, #07-00 SUNTEC CITY TOWER II, SINGAPORE 038989
TEL: 6885 0888 FAX: 6336 9006 Website: www.cosco.com [redacted]

From Secretary's Office: 47 Hill Street [redacted]
Chinese Chamber of Commerce & Industry
Singapore 179365
Tel No.: 6837 2133 Fax No

03032295

Our Ref: C200/SEC/FT/JL/rh

Exemption No. ~~33-91910~~

10 September 2003

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099, Office of International Corporate Finance
Mail Stop 3-7
Washington D.C. 20549

SUPPL

03 SEP 26 AM 7:21

Dear Sirs

COSCO INVESTMENT (SINGAPORE) LIMITED
(EXEMPTION NO. ~~33-91910~~)

On behalf of Cosco Investment (Singapore) Limited, a company incorporated in Singapore, I am furnishing herewith the below listed announcements pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):-

Date	**Description of Announcement**
5 September 2003	Notice of Changes in Subsidiary Director's Interests
5 September 2003	Notice of Changes in Substantial Shareholder's Interests
5 September 2003	Notice of Changes in Subsidiary Director's Interests
9 September 2003	Notice of Substantial Shareholder's Interests
9 September 2003	Notice of Substantial Shareholder's Interests
9 September 2003	Notice of Substantial Shareholder's Interests
9 September 2003	Notice of Substantial Shareholder's Interests

PROCESSED
OCT 07 2003
THOMSON FINANCIAL

Yours faithfully
COSCO INVESTMENT (SINGAPORE) LIMITED

Lawrence Kwan

COSCO INVESTMENT (SINGAPORE) LIMITED

Notice Of Changes In Subsidiary Director's Interests

Name of director: Liu De Tian

Date of notice to company: 05/09/2003

Date of change of interest: 05/09/2003

Name of registered holder: Liu De Tian

Circumstance(s) giving rise to the interest: Sales in open market at own discretion

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	90,000
% of issued share capital:	0.012
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	$0.47
No. of shares held before the transaction:	125,000
% of issued share capital:	0.017
No. of shares held after the transaction:	35,000
% of issued share capital:	0.005

Holdings of Director, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:		125,000
% of issued share capital:		0.017
No. of shares held after the transaction:		35,000
% of issued share capital:		0.005
Total shares:		35,000

Note: Mr Liu De Tian is a director of the subsidiary, Cosco (Singapore) Pte Ltd.

Submitted by Mr Li Jian Xiong, Alternate Director on 05/09/2003 to the SGX

COSCO INVESTMENT (SINGAPORE) LIMITED

Notice Of Changes In Substantial Shareholder's Interests

Name of substantial shareholder:	Cosco Industrial Investments Limited
Date of notice to company:	05/09/2003
Date of change of interest:	05/09/2003
Name of registered holder:	Cosco Industrial Investments Limited
Circumstance(s) giving rise to the interest:	Sales in open market at own discretion

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	2,000,000
% of issued share capital:	0.27
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	$0.475
No. of shares held before the transaction:	62,900,059
% of issued share capital:	8.62
No. of shares held after the transaction:	60,900,059
% of issued share capital:	8.34

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:		62,900,059
% of issued share capital:		8.62
No. of shares held after the transaction:		60,900,059
% of issued share capital:		8.34
Total shares:		60,900,059

* Based on an issued capital of 730,027,039 ordinary shares of $0.20 each as at 4 September 2003.

Submitted by Mr Li Jian Xiong, Alternate Director on 05/09/2003 to the SGX

COSCO INVESTMENT (SINGAPORE) LIMITED

Notice Of Changes In Substantial Shareholder's Interests

Name of substantial shareholder:	Cosco Industrial Investments Limited
Date of notice to company:	05/09/2003
Date of change of interest:	04/09/2003
Name of registered holder:	Cosco Industrial Investments Limited
Circumstance(s) giving rise to the interest:	Sales in open market at own discretion

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	3,000,000
% of issued share capital:	0.41
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	$0.455
No. of shares held before the transaction:	65,900,059
% of issued share capital:	9.03
No. of shares held after the transaction:	62,900,059
% of issued share capital:	8.62

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:		65,900,059
% of issued share capital:		9.03
No. of shares held after the transaction:		62,900,059
% of issued share capital:		8.62
Total shares:		62,900,059

* Based on an issued capital of 730,027,039 ordinary shares of $0.20 each as at 4 September 2003.

Submitted by Mr Li Jian Xiong, Alternate Director on 05/09/2003 to the SGX



COSCO INVESTMENT (SINGAPORE) LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Yuanta Core Pacific Securities Co., Ltd ("Yuanta Core")
Date of notice to company:	08/09/2003
Date of change of interest:	05/09/2003
Name of registered holder:	Cosco Industrial Investments Ltd ("CIIL")
Circumstance(s) giving rise to the interest:	Others
Please specify details:	Kim Eng Securities Pte. Ltd. ("KES"), a wholly-owned subsidiary of Kim Eng Holdings Ltd ("KEH") (Yuanta Securities Asia Financial Services Limited, a wholly-owned subsidiary of Yuanta Core, has a 28% interest in the issued share capital of KEH), has entered into a Placement Option with CIIL on 05/09/03 pursuant to which CIIL has granted an option to KES to purchase or to procure purchasers for 60,900,059 ordinary shares of S$0.20 each in the share capital of the Company (the "Placement Shares") at the price of S$0.415 per Placement Share.

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	60,900,059
% of issued share capital:	8.34
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$0.415
No. of shares held before the transaction:	60,900,059
% of issued share capital:	8.34
No. of shares held after the transaction:	0
% of issued share capital:	0

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	**Direct**
No. of shares held before the transaction:	600,000	0
% of issued share capital:	0.08	0
No. of shares held after the transaction:	61,500,059	0
% of issued share capital:	8.42	0
Total shares:	61,500,059	0

* Based on an issued capital of 730,027,039 ordinary shares of $0.20 each as at 4 September 2003.
We received notice of transaction on 09/09/2003.

COSCO INVESTMENT (SINGAPORE) LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Kim Eng Securities Pte. Ltd. ("KES")
Date of notice to company:	08/09/2003
Date of change of interest:	05/09/2003
Name of registered holder:	Cosco Industrial Investments Limited ("CIIL")
Circumstance(s) giving rise to the interest: Please specify details:	Others KES has entered into a Placement Option with CIIL on 05/09/03 pursuant to which CIIL has granted an option to KES to purchase or to procure purchasers for 60,900,059 ordinary shares of S$0.20 each in the share capital of the Company (the "Placement Shares") at the price of S$0.415 per Placement Share.

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	60,900,059
% of issued share capital:	8.34
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$0.415
No. of shares held before the transaction:	60,900,059
% of issued share capital:	8.34
No. of shares held after the transaction:	0
% of issued share capital:	0

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	0	600,000
% of issued share capital:		0.08
No. of shares held after the transaction:	60,900,059	600,000
% of issued share capital:	8.34	0.08
Total shares:	60,900,059	600,000

* Based on an issued capital of 730,027,039 ordinary shares of $0.20 each at 4 September 2003.
We received notice of transaction on 09/09/2003.

Submitted by Mr Li Jian Xiong, Alternate Director on 09/09/2003 to the SGX

COSCO INVESTMENT (SINGAPORE) LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Kim Eng Holdings Ltd ("KEH")
Date of notice to company:	08/09/2003
Date of change of interest:	05/09/2003
Name of registered holder:	Cosco Industrial Investments Ltd ("CIIL")
Circumstance(s) giving rise to the interest:	Others
Please specify details:	Kim Eng Securities Pte. Ltd. ("KES"), a wholly-owned subsidiary of KEH, has entered into a Placement Option with CIIL on 05/09/03 pursuant to which CIIL has granted an option to KES to purchase or to procure purchasers for 60,900,059 ordinary shares of S$0.20 each in the share capital of the Company (the "Placement Shares") at the price of S$0.415 per Placement Share.

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	60,900,059
% of issued share capital:	8.34
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$0.415
No. of shares held before the transaction:	60,900,059
% of issued share capital:	8.34
No. of shares held after the transaction:	0
% of issued share capital:	0

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	600,000	0
% of issued share capital:	0.08	0
No. of shares held after the transaction:	61,500,059	0
% of issued share capital:	8.42	0
Total shares:	61,500,059	0

* Based on an issued capital of 730,027,039 ordinary shares of $0.20 each at 4 September 2003.
We received notice of transaction on 09/09/2003.

Submitted by Mr Li Jian Xiong, Alternate Director on 09/09/2003 to the SGX

COSCO INVESTMENT (SINGAPORE) LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Yuanta Securities Asia Financial Services Limited ("Yuanta")
Date of notice to company:	08/09/2003
Date of change of interest:	05/09/2003
Name of registered holder:	Cosco Industrial Investments Ltd ("CIIL")
Circumstance(s) giving rise to the interest:	Others
Please specify details:	Kim Eng Securities Pte. Ltd. ("KES"), a wholly-owned subsidiary of Kim Eng Holdings Ltd ("KEH") (Yuanta has a 28% interest in the issued share capital of KEH), has entered into a Placement Option with CIIL on 05/09/03 pursuant to which CIIL has granted an option to KES to purchase or to procure purchasers for 60,900,059 ordinary shares of S$0.20 each in the share capital of the Company (the "Placement Shares") at the price of S$0.415 per Placement Share.

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	60,900,059
% of issued share capital:	8.34
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$0.415
No. of shares held before the transaction:	60,900,059
% of issued share capital:	8.34
No. of shares held after the transaction:	0
% of issued share capital:	0

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	600,000	0
% of issued share capital:	0.08	0
No. of shares held after the transaction:	61,500,059	0
% of issued share capital:	8.42	0
Total shares:	61,500,059	0

* Based on an issued capital of 730,027,039 ordinary shares of $0.20 each at 4 September 2003.
We received notice of transaction on 09/09/2003.

Submitted by Mr Li Jian Xiong, Alternate Director on 09/09/2003 to the SGX